ADS-TEC ENERGY PLC

10 Earlsfort Terrace

Dublin 2, D02 T380

Ireland

VIA EDGAR

October 18, 2021

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Geoff Kruczek

Re:	ADS-TEC ENERGY PLC Confidential Draft Registration Statement on Form F-4 Filed September 7, 2021 CIK No. 0001879248

Dear Mr. Kruczek:

ADS-TEC ENERGY PLC, a public limited company incorporated in Ireland (the “Company,” “we,” “our” or “us”), hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated October 4, 2021, regarding the Company’s Draft Registration Statement on Form F-4 confidentially submitted to the Commission on September 7, 2021 (the “DRS”). For the Staff’s convenience, we have repeated below each of the Staff’s comments in bold, and have followed such comment with the Company’s response. Concurrently with the transmission of this letter, we are publicly filing the Company’s Registration Statement on Form F-4 with the Commission through EDGAR (the “Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. All page references in the responses set forth below refer to page numbers in the Registration Statement.

Draft Registration Statement on Form F-4

Dissenter’s Rights, page 23

1.	Please clarify if Dissenter’s rights are available.

The Company has revised the disclosure on pages 12, 27, 80 and 213 of the Registration Statement to address the Staff’s comment.

Interests of EUSGs Directors, Officers, and Others in the Transactions, page 24

2.	Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material. Please also disclose affiliate participation in the PIPE, as indicated by the disclosure on page 187 and quantify the amounts Raymond James may receive for the services it provided in all capacities.

The Company has revised the disclosure on pages 27-29, 46-48 and 100-102 of the Registration Statement to address the Staff’s comment.

3.	Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

The Company has revised the disclosure on pages 27-29, 46-48 and 100-102 of the Registration Statement to address the Staff’s comment.

4.	Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

The Company has revised the disclosure on pages 27-29, 46-48 and 100-102 of the Registration Statement to address the Staff’s comment.

Risk Factors, page 35

5.	Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

The Company has revised the disclosure on pages 44 of the Registration Statement to address the Staff’s comment.

The jurisdiction and choice of law clauses . . .,, page 48

6.	Please tell us whether the disclosure in this risk factor relates to Exhibit 4.6 or 4.7. We note, in this regard, that Section 9.3 of Exhibit 4.6 appears to be inconsistent with the disclosure here insofar as claims arising under the Securities Act are concerned.

The disclosure in this risk factor relates to the Amended and Restated Warrant Agreement filed as Exhibit 4.7 to the Registration Statement, but Section 9.3 of Exhibit 4.6 is identical to the corresponding provision set forth in Section 10.3 of Exhibit 4.7. We have revised the disclosure on page 55 of the Registration Statement to be consistent with Exhibits 4.6 and 4.7.

Certain Unaudited ADSE Projected Financial Information, page 87

7.	Please revise to clarify the material assumptions underlying the projected financial information included in the document, quantifying to the extent possible. Explain how each assumption relates to the projected information, such as how the “customer pipeline” relates to revenue growth.

The Company has revised the disclosure on pages 97-99 of the Registration Statement to address the Staff’s comment.

8.	Please revise to explain how the projected growth rates in the last three bullets under “Revenue” on page 88 are reasonable. Fully describe the assumptions that underlie the projections and the type of market assumed in developing those assumptions, particularly with respect to the latter years of the projected information. Provide similar disclosures with respect to the your expected increases in gross profit, as referenced in the penultimate bullet point on page 88.

The Company has revised the disclosure on pages 98-100 of the Registration Statement to address the Staff’s comment.

9.	We note the general disclosures under this heading and before the table. Please disclose in specific detail the process undertaken to formulate the projections and assumptions, the parties who participated in the preparation of the projections, and how they were used.

The Company has revised the disclosure on pages 98 of the Registration Statement to address the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Information

1. Basis of Preparation, page 121

10.	Based on your disclosures, including your description of pro forma adjustments in the second paragraph of footnote 1, it does not appear that your pro forma financial statements have been prepared in accordance with Article 11 of Regulation S-X as amended by SEC Release No. 33-10786 issued May 20, 2020. Please revise your pro forma financial statements to comply with the new pro forma rules. It appears the amendments to Article 11 would require, among other items, recognition of the IFRS 2 charge and transaction expenses within your pro forma statement of profit or loss. Also see Rule 8-05 of Regulation S-X.

The Company has revised the pro forma financial statements and accompanying notes to address the Staff’s comment.

5. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information as of December 31, 2020

Pro Forma Transactions adjustments - the Transactions, page 123

11.	We note your calculation of the IFRS 2 compensation charge in pro forma adjustment G. Please explain to us and disclose how you determined the fair value of EUSG’s net assets. Separately provide for us the asset and liability balances used in your calculation. In addition, explain how you determined the number of shares used in the consideration fair value and clarify how such share total is the appropriate figure to use for purposes of calculating the IFRS 2 charge. Also disclose the date used to determine the €8.40 share price.

The Company has revised the disclosure in the interim pro forma statement of financial position as of June 30, 2021, to address Staff’s comment.

Below is an explanation how we determined the fair value of EUSG’s net assets used in pro forma adjustment G as of December 31, 2020 (which will no longer be part of the pro forma financial information, as it has been replaced by June 30, 2021 statement of financial position in our updated prospectus):

The fair value of EUSG’s net assets are calculated using EUSG’s total adjusted equity balance (after IPO adjustments and IFRS conversion adjustments) adding up the remaining class A shares after redemptions under the no redemptions scenario and maximum redemptions scenario, respectively (reflected in pro forma adjustment D) and the warrants fair value updated to the most recent date based on the available information (reflected in pro forma adjustment F which updates Public Warrants fair value to August 11, 2021 (one day after BCA signing), and Private Placement Warrants fair value to April 30, 2021 which is included in EUSG’s most recently published 10Q as of our last filing date). In scenario 2 we overlooked pro forma adjustment D in our last filing, under which assumption class A shares are fully redeemed, but it still have impact to net assets due to the fair value of class A ordinary shares subject to possible redemption (presented as non-current liabilities under IFRS) were not using the full redemption value on EUSG’s historical statement of financial position. This has been corrected in the pro forma statement of financial position as of June 30, 2021.

The following is the revised table for pro forma adjustment G as of December 31, 2021 (correcting EUSG’s net assets under scenario 2):

		Assuming No Redemptions		Assuming Maximum Redemptions
Euros in thousands, except of share and per share data	Per Share Value	Shares	Fair Value	Shares	Fair Value
Class A	€8.40	14,435,000	€121,217	14,435,000	€121,217
Class B	€8.40	3,593,750	30,178	3,593,750	30,178
Redemptions		-	-	(14,375,000)	(120.713)
Fair value of consideration		18,028,750	151,395	3,653,750	30,682
Fair value of EUSG’s net assets			113,917		(7,595)
Excess of fair value of consideration over fair value of EUSG’s net assets			37,478		38,277

Below is a breakdown of asset and liability balances used in the corrected calculation of IFRS 2 compensation charge for pro forma statement of financial position as of December 31, 2020.

	Assuming No Redemptions				Assuming Maximum Redemptions
	EUSG adjusted historical	Pro forma adjustments	Note	Pro forma adjusted balance	Pro forma adjustments	Note	Pro forma adjusted balance
Assets

Cash and marketable securities held in Trust Account	121,512	(121,512)	C	-			-
Due from Sponsor	979			979			979
Prepaid expenses	22			22			22
Cash and cash equivalents		121,512	C	121,512	(121,512)	D	-
Total assets	122,513	-		122,513	(121,512)		1,001
Liabilities
Class A ordinary shares subject to possible redemption	110,703	(110,703)	D	-	-		-
Warrant liability	7,563	1,012	F	8,575			8,575
Trade and other payables	21			21			21
Total liabilities	118,287	(109,691)	-	8,596	-	-	8,596
EUSG’s net assets				113,917			(7,595)

For pro forma statement of financial position as of June 30, 2021, on top of the abovementioned adjustments, the transaction costs going to be incurred by EUSG reduced EUSG’s net assets for this IFRS 2 compensation charge calculation. Please see note G in pro forma as of June 30, 2021.

The number of shares used in the consideration fair value is the number of shares deemed to have been issued to EUSG by ADSE as of Closing, which equals to the total number of shares of EUSG’s Class A ordinary shares after redemptions under the two assumed scenarios respectively and Class B ordinary shares, which will be exchanged to Parent Public Shares as of Closing, as those are the shares EUSG’s current shareholders will have in the combined entity as of Closing. The warrants (both Public and Private Warrants) are not treated as deemed issued equity instruments, instead included in EUSG’s net assets as of Closing, as EUSG’s warrants (both Public and Private Warrants) have been classified as liability classified financial instruments according to IAS 32 as described in pro forma note 4, due to their redemption term 6 included in EUSG’s Warrants Agreement, which causes the warrants to fail the fixed-for-fixed criteria for classification as equity instruments in accordance with IAS 32. As the warrants will be exchanged for the Parent’s warrants under the same terms, the exchange will not impact their liability classified presentation and will continue to be accounted for as liability classified financial instruments on the Parent’s consolidated financial statements after the Closing.

The date used to determine the €8.40 share price is August 11, 2020, one day after the signing of the Business Combination Agreement.

6. Net loss per share, page 125

12.	Please revise your disclosures to quantify the number of anti-dilutive securities, including the Public Warrants, Private Placement Warrants, and any stock-based awards that have been or will issued in connection with the merger transactions.

The Company has revised the pro forma financial statements and accompanying notes to address the Staff’s comment.

Comparison of Corporate Governance and Shareholder Rights, page 126

13.	It appears from your disclosure on page 132 that you are including an exclusive forum provision in the governing documents of the Parent. Please add a risk factor describing the risks to investors arising from such a provision, including increased costs to bring a claim and that these provisions can discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable. Also describe any uncertainty about the enforceability of the provision. Finally, please revise to present this change as a separate proposal.

The Company has revised the Registration Statement to include an additional risk factor on pages 56-57 and additional charter proposal on page 108 and elsewhere in the document to address the Staff’s comment.

Government, Regulation and Incentives, page 172

14.	Please revise to clarify the material effects of governmental regulations on ADSE’s business, including the identity of the regulatory body.

The Company has revised the disclosure on page 186 of the Registration statement to address Staff’s comment, The Company believes this disclosure coupled with the section entitled Environmental Issues in the ADSE business description, gives an accurate description of  the material regulatory issue faced by ADSE.

United States Expansion, page 174

15.	Please quantify the portion of the proceeds you intend to devote to your expansion plans and the purposes to which those proceeds will be put. Also clarify the reference to “existing partnerships” to describe the nature of the agreement between the parties and the relative obligations.

The Company has revised the disclosure on page 188 of the Registration Statement to address the Staff’s comment.

Revenue, page 175

16.	Please revise to quantify the “major order” received in 2020 that leads you to expect revenues to decline in 2021 and the extent of that decline.

The Company has revised the disclosure on pages 189-190 of the Registration Statement to address the Staff’s comment.

ADSE’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Revenue, page 178

17.	Please disclose, similar to your disclosure on page F-66, that one customer contributed 87% and 77%, respectively, of your fiscal year 2020 and 2019 revenues.

The Company has revised the disclosure on page 192 of the Registration Statement to address the Staff’s comment.

Liquidity and Capital Resources, page 179

18.	Please disclose the information required by Item 5.B.1(b) and 5.B.3 of Form 20-F. See also Instructions 7 and 8 to Item 5 of Form 20-F. Also revise to disclose when each loan you discuss matures.

The Company has revised the disclosure on pages 195-196 of the Registration Statement to address Staff’s comment.

Index to Financial Statements, page F-1

19.	Please provide audited financial statements of the registrant, ads-tec Energy public limited company, or tell us why you believe registrant financial statements are not required.

ADS-TEC ENERGY PLC (“Parent”) is an inactive, wholly owned subsidiary of EUSG with no operational activities. Parent was created for purposes of a triangular reverse merger with EUSG and Company. Accordingly, no financial statements of Parent are required or included in the proxy statement/prospectus.

Audited Financial Statements of ads-tec Energy GmbH

2. Accounting policies

2.1.3 Inventories, page F-43

20.	We note your inventory accounting policy disclosure that you may write-down inventory “based on staggered lump-sum range of coverage.” Please clarify for us what you mean by this statement and revise your disclosures to provide clarity for investors.

In accordance with para. 9 of IAS 2 inventories are measured at the lower of cost and net realisable value which is an entity specific value (para. 6 of IAS 2). The net realisable value of an item of inventory may fall below its cost for many reasons, including damage, obsolescence, a decline in selling prices, or an increase in the estimate of costs to complete and market the inventories.

In order to ensure an appropriate measurement of inventories, the Company performs a continuous evaluation of the lifecycle of inventories, i.e. whether inventories have not been sold or used for a long period of time and are not expected to be sold in the future. For the determination of the net realisable value of inventories, we determine a write-off percentage based on historical and forecasted usage and sales. Based on our continuous observation of inventory trends, a write-off for obsolete inventory is applied.

We summarised our accounting policy in our disclosure notes with reference to an approach cited as “based on staggered lump-sum range of coverage” which takes into account different ratios/percentages of obsolescence based on time passed without usage or sale of an inventory. Thus, we ensure that inventory that has become obsolete after a certain amount of time passed without usage or sale is measured at its net realisable value equaling zero.

We acknowledge that the description of our accounting policies, especially for the measurement of inventories is rather short. However, for us as a very young company, the valuation of inventories does not yet represent a significant/key accounting matter.

The Company has revised the disclosure addressing our accounting policies on pages 197 and F-79 of the Registration Statement to address Staff’s comment.

2.2.10 Impairment of non-financial assets, page F-49

21.	You disclose that “typically” your cash-generating unit (“CGU”) is the consolidated entity and that you perform your asset impairment testing at that level. For the assets within the scope of IAS 36, please tell us the specific assets you test for impairment on an individual basis and the specific assets you test at the consolidated CGU level. For the assets tested at the consolidated level, tell us in sufficient detail how your impairment methodology complies with IAS 36 and why the recoverable amount of each asset type cannot be estimated on an individual basis.

In accordance with para. 2 of IAS 36 the intangible assets, right-of-use assets and property, plant and equipment are in scope of the requirements for an impairment test. The assets in scope of IAS 36 comprise 43.8% of the balance sheet totaling 19,859 TEUR as at December 31, 2020. An asset is not to be individually tested for impairment if it does not generate cash inflows that are largely independent of those from other assets (para. 67(b) of IAS 36).

None of the assets in scope of IAS 36 generates cash inflows that are largely independent of those from other assets.

●	The intangible assets comprise capitalised development costs, for which the recognition criteria in accordance with para. 57 of IAS 38 are evidenced, that relate to the development of highly efficient battery storage solutions and high-power charging systems. The intangible assets do not generate cash inflows that are largely independent from other assets. Thus, the impairment test is performed on CGU level.

●	The right-of-use assets mainly comprise the lease arrangement for the headquarters of ads-tec Energy GmbH in Nürtingen, Germany, which is considered as a corporate asset in accordance with para. 100 of IAS 36. However, as there has currently been identified only one CGU equaling our single operating and reporting segment (refer to para. 25 of your letter) the right-of-use asset has been fully considered in the carrying amount of the CGU.

●	The property, plant and equipment recognised is utilised in the production process and does not generate independent cash inflows.

The individual assets within the scope of IAS 36 represent the relevant production factors for the production of highly efficient battery storage solutions and high-power charging systems and generate cash flows only in combination. Therefore, we have recorded all assets at the CGU level.

3. Reporting and valuation methods

Revenue recognition, page F-50

22.	You disclose that “‘closed contracts’ related to services where the Company acts as principal the margin is realized over the term of the contract.” Please clarify for us what you mean by this statement and the specific revenue contracts this statement is referencing. In doing so, tell us how you define a “closed contract” and provide an illustrative example that clearly demonstrates your revenue recognition policy. Revise your disclosures to provide clarity for investors.

The Company has revised the disclosure on pages 196 and F-86 to address Staff’s comment.

Allowances for expected credit losses (ECL) of trade receivables and contract assets, page F-50

23.	Please revise the disclosures under this heading to clearly indicate how you determine the allowance for expected credit losses of trade receivables and contract assets. Your disclosures regarding evaluations “performed at a rough estimate with a rating scale” and “loss given default (LGD) rates” are unclear, as is your level of reliance on the default rate probabilities determined by an external service provider.

The Company has revised the disclosure on page F-86 of the Registration Statement to address Staff’s comment.

4. Disclosures on individual items of the financial statements

4.1.1 Revenue, page F-51

24.	Please address the following comments related to your revenue recognition accounting policies:

●	Tell us and clearly disclose if any of your revenue arrangements include multiple performance obligations. In particular, we note your disclosures on page 173 that you provide customers with “24/7 access to the platform, over the air updates, prediction-based services, and data analytics” and that Big-LinX includes “control and monitoring functions.” We also note your disclosure on page 175 that ChargeBox revenues include “development cost contributions made by the customer.” Provide us with your assessment of whether any of these service offerings represent separate performance obligations. In your response, explain the nature of and reasons for the development cost contributions and explain if you provide development services on a standalone basis. Refer to paragraphs 22-30 of IFRS 15.

In addition to the sale of its current product portfolio in 2019 and 2020 (ChargeTrailer and ChargeBox for the Company’s one major customer), the company in the future may generate revenues through the provision of services such as Big-LinX which e.g. enables customers to optimise their maintenance processes by using IoT-driven analytics. These services will be provided ratably over time and are thus recognised as revenues over time accordingly. Since they are sold independently of other products produced by the company, no multi element arrangements are established. For the financial periods 2019 and 2020 the company did not generate material revenues with 24/7 access to the platform, over the air updates, prediction-based services, and data analytics.

Furthermore, revenues recognised for the fulfillment of performance obligations for its major customer include contributions received and recognised as contract liability that were paid during the development phase of the project. It was contractually agreed on with the customer that multiple installments of development grants are to be paid during that phase. As such, these developments grants are aimed to allow the completion of the project and are thus directly related to the delivery of the single performance operation ChargeBox at a later point in time (2020 and 2021, respectively). There was no separate performance obligation with regard to the development of ChargeBox according to para. 22 of IFRS 15. In addition, no transfer of control took place for any know-how that would enable the major customer to benefit from the development independently (para. 27 of IFRS 15). As a result, the payments received have been recognised as a contract liability and were included in the consideration received for the respective sale of ChargeBox in 2020 and 2021, respectively. Accordingly, these contributions are recognized at point in time as revenues in line with the sale of the contractually agreed upon volume of ChargeBox and distributed evenly over the total boxes delivered.

However, we have identified service-type warranties for some contracts with customers. A separate performance obligation was identified for extended guarantees granted in relation to the production of highly efficient battery storage solutions and high-power charging systems with some customers. For the financial statements the respective contract liability was of immaterial amount. This separate performance obligation was disclosed on pages F-81 and F-88.

●	Citing authoritative accounting guidance, if applicable, tell us why you classify consideration received for development activities within revenues on your statement of profit or loss and not as an offset to research and development expenses.

The R&D costs capitalised for the development of highly efficient battery storage solutions and high-power charging systems do not relate to the production of customized ChargeBox (CBX) for its one major customer. The Company and its major customer entered into a contract for the development and production of customised ChargeBoxes. In accordance with IFRS 15, it was concluded that the delivery of CBX is the relevant performance obligation, and the development phase is not a distinct performance obligation.

However, the customer contract with the major customer for the development and production of CBX obligated the customer to reimburse ads-tec Energy GmbH for expenditures incurred in the development phase. The payments received were recognised as contract liability in accordance with IFRS 15 and recognised as revenue with delivery of CBX to the one major customer in 2020 and 2021, respectively.

●	Although you disclose in the table on page F-52 that Charging revenues are recognized over time, your disclosure in note 2.1.1 on page F-42 appears to indicate that ChargeBox revenues are recognized at a point in time and Chargetrailer revenues are recognized over time. Revise your disclosures to correct this apparent inconsistency. Also, considering the difference in the timing of revenue recognition, further disaggregate your Charging revenues between ChargeBoxes and Chargetrailers. Refer to paragraph 114 of IFRS 15.

The Company has revised the disclosure on pages F-87-F-88 of the Registration Statement to address the Staff’s comment.

●	Tell us how you determined Chargetrailer revenues qualify for revenue recognition over time. Refer to paragraphs 31-38 of IFRS 15.

The Chargetrailer project was made up of the development, production and delivery of a mobile fast battery charger infrastructure that consists of a total of seven truck trailers that constitute a single performance obligation. Corresponding revenues are recognised over time as the output constitutes a customer-specific good in accordance with para. 35(c) of IFRS 15 that is not subject to an alternative use and the company had a contractual right to payment.

5. Segment Reporting, page F-69

25.	We note your disclosure here and in footnote 1.2.1, that you operates the business as as a single operating and reporting segment. Given that your products are targeted to three different end market applications, Charging, Commercial & Industrial, and Residential, please explain to us how you have determined that you have only one operating segment. Refer to IFRS 8.

In accordance with para. 5 of IFRS 8 an operating segment is a component of an entity

●	that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity);

●	whose operating results are reviewed regularly by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance and

●	for which discrete financial information is available.

An operating segment may engage in business activities for which it has yet to earn revenues, for example, start-up operations may be operating segments before earning revenues. The breakdown by segment can be made according to various criteria, e.g., by products, customers, regions. Whether it is a reportable segment according to IFRS 8 is to be assessed on the basis of quantitative thresholds.

An entity shall report separately information about an operating segment that meets any of the following quantitative thresholds (para. 13 of IFRS 8):

a) Its reported revenue, including both sales to external customers and intersegment sales or transfers, is 10 per cent or more of the combined revenue, internal and external, of all operating segments.

b) The absolute amount of its reported profit or loss is 10 per cent or more of the greater, in absolute amount, of (i) the combined reported profit of all operating segments that did not report a loss and (ii) the combined reported loss of all operating segments that reported a loss.

c) Its assets are 10 per cent or more of the combined assets of all operating segments.

In the financial year 2020, the company generated 99.18% (2019: 97.01%) of its revenue in Germany. The predominant revenue source relates to the production of highly efficient battery storage solutions and high-power charging systems (in 2020 especially for its one major customer). Therefore, the company has identified only one segment for the financial reporting in 2020. The segmentation of the business will be reevaluated continuously.

General

26.	Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

The Company has revised the disclosure on pages 14-15 and 53-54 of the Registration Statement to address the Staff’s comment.

27.	We understand the sponsor will receive additional securities pursuant to an antidilution adjustment based on the company’s additional financing activities. Please quantify the number and value of securities the sponsor will receive. In addition, disclose the ownership percentages in the company before and after the additional financing to highlight dilution to public stockholders.

The Company has revised the disclosure on pages 80 and 163 of the Registration Statement to clarify that the sponsor has waived its anti-dilution protection pursuant to the Sponsor Support Agreement.

28.	Please disclose the sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities.

The Company has revised the disclosure on pages 203-204 of the Registration Statement to address the Staff’s comment.

29.	Please revise the conflicts of interest discussion so that it highlights all material interests in the transaction held by the sponsor and the company’s officers and directors. This could include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. In addition, please clarify how the board considered those conflicts in negotiating and recommending the business combination.

The Company has revised the disclosure on pages 27-29, 46-48 and 100-102 of the Registration Statement to address the Staff’s comment.

30.	Please expand your disclosure regarding the sponsor’s ownership interest in the target company. Disclose the approximate dollar value of the interest based on the transaction value and recent trading prices as compared to the price paid.

The Company has revised the disclosure on page 203 of the Registration Statement to address the Staff’s comment.

31.	Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

The Company has revised the disclosure on page 84-86 of the Registration Statement to address the Staff’s comment.

32.	We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

The Company has revised the disclosure on pages 80 and 163 of the Registration Statement to address the Staff’s comment.

33.	Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

The Company has revised the disclosure on page 85 of the Registration Statement to address the Staff’s comment.

34.	Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

The Company has revised the disclosure on page 11 of the Registration Statement to address the Staff’s comment.

35.	It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

The Company has revised the disclosure on page 85 of the Registration Statement to address the Staff’s comment.

36.	Please highlight material differences in the terms and price of securities issued at the time of the IPO as compared to private placements contemplated at the time of the business combination. Disclose if the SPAC’s sponsors, directors, officers or their affiliates will participate in the private placement.

The Company has revised the disclosure on page 13 of the Registration Statement to address the Staff’s comment.

37.	We note that the SPAC IPO underwriter performed additional services after the IPO and part of the IPO underwriting fee was deferred and conditioned on completion of a business combination. Please quantify the aggregate fees payable to the SPAC IPO underwriter that are contingent on completion of the business combination.

The Company has revised the disclosure on page 85 of the Registration Statement to address the Staff’s comment.

We thank the Staff for its review of the foregoing and Registration Statement. If you have further comments, please feel free to contact to our counsel, Michael S. Lee, at michael.lee@reedsmith.com or by telephone at (212) 549-0358.

Sincerely,

/s/ Pieter Taselaar
Pieter Taselaar Director
ADS-TEC ENERGY PLC

cc:

Ari Edelman, Michael S. Lee, Lynwood Reinhardt, Reed Smith LLP

Connor Manning, Arthur Cox LLP

Mark McElreath, Stuart C. Rogers, Edward Tanenbaum, Alston & Bird LLP